Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ACCEPTANCE BY CHINA SECURITIES REGULATORY COMMISSION OF APPLICATION MATERIALS FOR THE RMB SHARE ISSUE

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

We refer to the announcement dated 26 September 2021 and circular dated 4 October 2021 in relation to the proposed RMB Share Issue under Specific Mandate and proposed amendments to Articles of Association, the notice of the EGM dated 4 October 2021 and the announcement dated 26 October 2021 in relation to the poll results of the EGM, respectively published by CNOOC Limited (the “Company”), which contain, among others, matters relating to the RMB Share Issue of the Company. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in such announcements and the circular.

The Company has submitted the application materials in respect of the RMB Share Issue, including (among others) the Initial Public Offering of RMB ordinary shares (A Shares) Prospectus (Application Proof) (the “A Share Prospectus”), to China Securities Regulatory Commission (the “CSRC”), and has recently received a letter of acceptance issued by the CSRC (Acceptance Serial No.: 213042) regarding the Company’s application for the RMB Share Issue. The A Share Prospectus will be published on the website of the CSRC (www.csrc.gov.cn) in due course.

The RMB Share Issue are subject to approval by the necessary Regulatory Approvals and thus may or may not proceed. Shareholders and potential investors of the Company should be aware that there is no assurance that the RMB Share Issue will materialise or as to when it may materialise. Shareholders and potential investors of the Company should exercise caution when dealing in the securities of the Company.

Further announcement(s) will be made to disclose any material updates and developments in respect of the RMB Share Issue in accordance with the Hong Kong Stock Exchange Listing Rules and other applicable laws and regulations as and when appropriate. This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 14 November 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Xia Qinglong	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong